Financial Support Details Required

(Please replicate table for additional instances of financial support)

Fund Name:	SPDR S&P Oil & Gas Equipment & Services ETF
MCH Account Number:	J941
(a) Description of nature of support.	NAV Error, Accounting Matter
(b) Person providing support.	SSGA
(c) Brief description of relationship between the person providing support and the Registrant.	Affiliate
(d) Date support provided.	10/25/2017
(e) Amount of support.	$1,228.80
(f) Security supported (if applicable). Disclose the full name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CIK, CUSIP, ISIN, LEI).	n/a
(g) Value of security supported on date support was initiated (if applicable).	n/a
(h) Brief description of reason for support.	Making Fund whole
(i) Term of support.	n/a
(j) Brief description of any contractual restrictions relating to support.	n/a

Fund Name:	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF
MCH Account Number:	J9HA
(a) Description of nature of support.	Overdraft Charge
(b) Person providing support.	SSBT
(c) Brief description of relationship between the person providing support and the Registrant.	Affiliate
(d) Date support provided.	8/31/2017
(e) Amount of support.	$2,360.75
(f) Security supported (if applicable). Disclose the full name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CIK, CUSIP, ISIN, LEI).	n/a
(g) Value of security supported on date support was initiated (if applicable).	n/a
(h) Brief description of reason for support.	Making Fund whole
(i) Term of support.	n/a
(j) Brief description of any contractual restrictions relating to support.	n/a

Fund Name:	SPDR FTSE International Government Inflation-Protected Bond ETF
MCH Account Number:	J9HP
(a) Description of nature of support.	NAV Error, Accounting Matter
(b) Person providing support.	SSBT
(c) Brief description of relationship between the person providing support and the Registrant.	Affiliate
(d) Date support provided.	4/9/2018
(e) Amount of support.	$14,664.80
(f) Security supported (if applicable). Disclose the full name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CIK, CUSIP, ISIN, LEI).	n/a
(g) Value of security supported on date support was initiated (if applicable).	n/a
(h) Brief description of reason for support.	Making Fund whole
(i) Term of support.	n/a
(j) Brief description of any contractual restrictions relating to support.	n/a